Exhibit 99.5

SUPPLY AGREEMENT

This Supply Agreement (this “Agreement”), dated as of August 26, 2020 (the “Effective Date”), is by and between SunPower Corporation, a corporation organized and existing under the laws of the State of Delaware, USA (“SPWR” or “Customer”), and Maxeon Solar Technologies, Ltd., a corporation organized and existing under the laws of Singapore (“SpinCo” or “Supplier”). SPWR and SpinCo may also be referred to individually as a “Party” or together as the “Parties.”

BACKGROUND

A. SPWR, directly and indirectly, designs, markets, and sells products for use by the solar industry in the Territory and provides services to solar industry customers within the Territory.

B. SpinCo, directly and indirectly, designs, manufactures, markets, distributes, and sells products to solar industry customers within and outside of the Territory.

C. SPWR and SpinCo are parties to that certain Separation and Distribution Agreement dated as of November 8, 2019 (the “Separation Agreement”). In connection with the transactions contemplated by the Separation Agreement, the Parties have agreed to enter into this Agreement to govern the terms and conditions on which SpinCo will supply, sell, and deliver Products to SPWR or its designees for use in the Territory.

AGREEMENT

In consideration of the forgoing and the mutual covenants and agreements contained herein and in the Separation Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Agreement have the meanings given to them in the Separation Agreement. As used in this Agreement, the following terms have the meanings given to them below:

“Agreed Minimum Quarterly Commitments” has the meaning set forth in Section 4(a)(i).

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” has the meaning set forth in Section 11(b)(iii).

“Blanket PO” has the meaning set forth in Section 4(a)(ii).

“Code” means the Internal Revenue Code of 1986 and the regulations promulgated thereunder, as amended from time to time.

“Confidential Information” means any information or materials that a Party (or its representatives) discloses to the other Party (or its representatives) in connection with this Agreement and designated by the disclosing Party as confidential or proprietary at the time of disclosure, and any other information or materials disclosed by a Party (or its representatives) to the other Party (or its representatives) in connection with this Agreement that should reasonably be understood to be confidential by the recipient at the time of the disclosure, including, without limitation, the Product Specifications and pricing.

“Customer” has the meaning set forth in the Preamble.

“Damages” has the meaning set forth in Section 10(b)(i).

“Direct Market Segment” means, subject to the Segment Exclusions, all applications where solar panels are procured for installation in the Territory, including applications where solar panels are installed for the benefit and use of multiple customers, such as community solar applications.

“Disclosing Party” has the meaning set forth in Section 9(a).

“Dispute” has the meaning set forth in Section 10(a).

“Effective Date” has the meaning set forth in the Preamble.

“Exclusivity Period” means (a) with respect to the Direct Market Segment, the period commencing on the Effective Date and ending on the one-year anniversary thereof, and (b) with respect to the Residential and Indirect Market Segment, the period commencing on the Effective Date and ending on the two-year anniversary thereof.

“Fallout Product” has the meaning set forth in Section 4(d)(ii).

“Firm Order” has the meaning set forth in Section 4(a)(ii).

“Force Majeure Event” has the meaning set forth in Section 11(c).

“Governmental Authority” means any governmental, regulatory or administrative authority, instrumentality, board, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body of the United States, Singapore, or any other applicable jurisdiction.

“Law” means any law, statute, code, ordinance, rule, regulation, or other requirement of any Governmental Authority.

“MLPE” has the meaning set forth in Section 2(d).

“Non-Fungible Products” means Products manufactured specifically to Customer’s customized requirements (in addition to the Specifications).

“Party” or “Parties” has the meaning set forth in the Preamble.

“Product Collaboration Agreement” means that certain Product Collaboration Agreement, dated on or about the date hereof, and entered into between SPWR and SpinCo in connection with the transactions contemplated by the Separation Agreement.

“Product Firm Commitment” has the meaning set forth in Section 4(b).

“Product Specifications” means the specifications, attributes, and standards as described on product datasheets attached to Exhibit A and as may be amended from time to time in accordance with Section 2(b).

“Product Warranty” has the meaning set forth in Section 7(a).

“Products” has the meaning set forth in Section 2(a).

“Receiving Party” has the meaning set forth in Section 9(a).

“Residential and Indirect Market Segment” means, subject to the Segment Exclusions, all applications where solar panels are procured in the Territory: (a) for installation at a residence, or (b) by a third party for the exclusive use of a specific customer (such as a specific commercial, industrial or tax-exempt customer).

“Sales Employee” means any employee of either Party, or an Affiliate of either Party, who: (a) has had direct contact with any of that Party’s residential or commercial third party dealers in the course of his or her employment, or who otherwise has access to confidential dealer lists and information, or (b) has had direct contact in the course of his or her employment with any of that Party’s customers in a sales role, or who otherwise has access to confidential dealer or customer lists.

“Segment Exclusions” means: (a) the Residential and Indirect Market Segment and the Direct Market Segment are mutually exclusive, whereby solar panels procured in the Territory are either excluded from both market segments or are procured in only one of the market segments; and (b) both the Residential and Indirect Market Segment and the Direct Market Segment exclude: (i) off-grid solar panel applications that do not use residential-scale solar panels or are not installed at a residence, such as microgrid and remote applications, (ii) portable or mobile solar panel applications of less than 170 W, including applications where solar cells are integrated into consumer products, and (iii) power plant, front-of-the-meter applications where generated electricity will be sold to a utility or another off-taker that intends to resell the electricity (other than community solar applications).

“Separation Agreement” has the meaning set forth in the Background.

“SpinCo” has the meaning set forth in the Preamble.

“SPWR” has the meaning set forth in the Preamble.

“Supplier” has the meaning set forth in the Preamble.

“Term” has the meaning set forth in Section 8(a).

“Territory” means Canada and the United States, but excluding the following non-state territories and possessions of the United States: Puerto Rico, American Samoa, Guam, Northern Mariana Islands and U.S. Virgin Islands.

2. Purchase and Supply of Products.

(a) Products. During the Term, and subject to the other terms and conditions in this Agreement, this Agreement governs the supply and purchase of the products listed on Exhibit A (collectively, the “Products”). Subject to the terms and conditions contained in the Product Collaboration Agreement, the Parties may agree in writing to amend or supplement the list of products in Exhibit A, or to add or remove products. In addition, should additional or new products become available from Supplier during the Term, the Parties will negotiate, in good faith, the terms and conditions to govern the supply, sale, delivery, and post-sale obligations related to any such new or additional products before such products become part of this Agreement. If products are added to or removed from Exhibit A, or any of the Product Specifications are changed in accordance with Section 2(b), then the Parties will promptly amend Exhibit A to reflect those changes.

(b) Product Specifications; Changes. The Product Specifications for each Product are attached to Exhibit A. Subject to the terms and conditions contained in the Product Collaboration Agreement, Supplier must notify Customer of changes to any existing Product that materially impact the performance or reliability of that Product, the compatibility of that Product with other products customarily used in conjunction with that Product, or whether or not that Product meets the requirements of any certification or other standard specified in the applicable Product Specifications, as well as changes to any key component (a component that, if changed, would impact the form, fit or function of any Product) used to manufacture any Product, at least six months before such changes take effect. In addition, all engineering, process and test changes must comply with the requirements of Exhibit D (Item A.6). Notwithstanding the foregoing, Supplier may not modify the Product Specifications without Customer’s prior written approval.

(c) Quality Control. Supplier will use the same quality control measures that were used in connection with the manufacture of the Products immediately prior to the Effective Date or such other quality control standards as Supplier may elect to apply consistent with the quality control standards Supplier uses for Products it manufactures for its own account, so long as such quality control standards are in compliance with Exhibit D, applicable Law and any certification or other standard specified in the applicable Product Specifications.

(d) Module-Level Power Electronics. During the Term, Customer may order and purchase, and Supplier will supply, Products that include module-level power electronics to the extent set forth in the Product Specifications (the “MLPEs”). Supplier will provide a weekly six-month rolling forecast to Customer with respect to the anticipated consumption of MLPEs and, based on such forecasts, (i) Customer will place purchase orders to the manufacturer of all microinverters, and (ii) unless otherwise agreed by the Parties in writing, Supplier will place purchase orders to the manufacturer of all other MLPEs, including module-level shut-down devices. Each MLPE will be purchased by the Party responsible for its procurement pursuant to one or more agreements between that Party and the manufacturer of the MLPE. Following delivery of the MLPEs to Supplier, Supplier will be responsible for attaching the MLPEs to the Products before delivery to Customer. The charges and costs to Customer in connection with Supplier’s MLPE procurement (other than with respect to microinverters) and attachment, as well as a further description of the procurement process for MLPEs, are set forth in Exhibit E. Supplier warrants that it will attach the MLPEs to the Products in accordance with the manufacturer’s instructions using only the highest quality workmanship; however, Supplier does not provide any warranties, explicit or implicit, related to the MLPEs themselves, and expressly disclaims all such warranties, including any warranty regarding the materials used to manufacture the MLPEs, the design or workmanship of the MLPEs, whether or not the MLPEs conform to any specifications, or fitness of the MLPEs for a particular purpose. Instead, Customer will have rights against the manufacturer of any MLPE pursuant to the warranty provided by that manufacturer.

3. Restrictive Covenants.

(a) Exclusive Supply. Except as set forth in Section 3(c), and subject to the terms and conditions contained in the Product Collaboration Agreement, in exchange for the commitments made by Customer in this Agreement, including, without limitation, Customer’s commitments related to exclusivity and the purchase of certain minimum volumes of Products, during the relevant Exclusivity Period, Supplier agrees (i) to sell and provide Products exclusively to Customer, and not to, directly or indirectly, sell or provide photovoltaic modules or photovoltaic cells to any third party for use within the Residential and Indirect Market Segment within the Territory (including for the purpose of enabling another manufacturer to produce a competing product), (ii) to sell and provide Products exclusively to Customer, and not to, directly or indirectly, sell or provide photovoltaic modules or photovoltaic cells to any third party for use within the Direct Market Segment within the Territory (including for the purpose of enabling another manufacturer to produce a competing product), and (iii) not to, directly or indirectly, sell Products or any other photovoltaic modules or photovoltaic cells to any party that Supplier knows (or reasonably should have known) intends to market or sell such Products, modules, or cells within the Territory, or incorporate such Products, modules, or cells into products that subsequently are marketed or sold within the Territory.

(b) Exclusive Purchases. Except as set forth in Section 3(c), and subject to the terms and conditions contained in the Product Collaboration Agreement, in exchange for the commitments made by Supplier in this Agreement, including, without limitation, Supplier’s commitments related to exclusivity and the supply and delivery of certain minimum volumes of Products, during the relevant Exclusivity Period, Customer agrees to purchase Products exclusively from Supplier, and not to, directly or indirectly, purchase photovoltaic modules from any third party for use within the Residential and Indirect Market Segment within the Territory and within the Direct Market Segment within the Territory. During the Term, Customer agrees not to, directly or indirectly, sell or resell any Product to a customer outside of the Territory or under any non-SPWR brand name and agrees that it must obtain a contractual commitment from its residential and commercial dealers that such Product will not be sold outside of the Territory or under any non-SPWR brand name.

(c) Exceptions to Exclusivity; Preparations. Notwithstanding anything to the contrary in Section 3(a) or 3(b), the following activities are permitted and will not constitute a breach of this Agreement:

(i) Customer may, directly or indirectly, purchase products (including Products) for use in the Territory that fall within the Segment Exclusions. Supplier may, directly or indirectly, sell products (including Products) within the Territory that fall within the Segment Exclusions; provided, however, that, in each case, it must obtain a contractual commitment from the purchaser that such products (including Products) will not be used in the Residential and Indirect Market Segment or the Direct Market Segment.

(ii) Subject to the provisions set forth in Sections 8(b)(ii) and 11(c) regarding a Force Majeure Event, upon the occurrence and continuation of a Force Majeure Event for a period of not less than 30 days, (A) Customer may, directly or indirectly, purchase products (including Products) and modules from any third party solely to the extent Supplier is unable to supply such Products or comparable modules due to such Force Majeure Event and (B) Supplier may, directly or indirectly, sell Products to any third party solely to the extent Customer is unable to purchase such Products or comparable modules due to such Force Majeure Event, and in each case solely for the duration of the Force Majeure Event.

(iii) Customer may take any and all steps it deems appropriate to prepare to purchase Products and other photovoltaic modules or photovoltaic cells from one or more third parties, including qualifying any such third parties or their facilities, conducting “pilot” programs, and purchasing and taking delivery of Products and other photovoltaic modules or photovoltaic cells, provided that Customer does not, directly or indirectly, actually sell, deliver, or install any such Products, modules, or cells for use in the Residential and Indirect Market Segment or the Direct Market Segment in the Territory before the end of the relevant Exclusivity Period.

(iv) Except to the extent limited in Section 3(e), Supplier may take any and all steps it deems appropriate to prepare to supply Products and other photovoltaic modules or photovoltaic cells to one or more third parties, including marketing activities and prospective customer communications, conducting “pilot” programs, and entering into contractual arrangements to sell after the Term, provided that Supplier does not, directly or indirectly actually sell or deliver any such Products, modules, or cells for use in the Residential and Indirect Market Segment or the Direct Market Segment in the Territory before the end of the relevant Exclusivity Period.

(d) Non-Solicitation. As an inducement for the Parties to enter into this Agreement, and as additional consideration for the representations, warranties, covenants, and agreements herein, the Parties agree that, during the Term and for a period of two years after the expiration or termination thereof, neither Party will, and each will cause its Affiliates not to, directly or indirectly, solicit to hire or hire any Sales Employee or otherwise induce any such Sales Employee to terminate his or her employment with the other Party or its Affiliates; provided, however, that nothing herein will restrict or preclude either Party or its Affiliates from making generalized solicitations for employees by use of advertisements in the media (including trade media), via the Internet, or by engaging search firms to engage in solicitations, in each case, that are not targeted or focused on employees of the other Party or its Affiliates.

(e) Non-Circumvention. During the Term and for a period of one year following the expiration of the Exclusivity Period for the Residential and Indirect Market Segment, Supplier will not, and will cause its Affiliates not to, directly or indirectly, attempt to circumvent Customer by contacting or entering into any discussions or contractual arrangements to sell Products to residential and commercial dealers that are in existing supply arrangements with Customer as of the expiration of such Exclusivity Period. Customer will provide its list of third-party dealers that are in existing supply arrangements to Supplier upon the Effective Date and again upon the expiration of such Exclusivity Period.

4. Minimum Volume Commitments.

(a) Agreed Minimum Quarterly Commitments.

(i) Subject to the terms and conditions of this Agreement, Customer agrees to purchase from Supplier, and Supplier agrees to supply and deliver to Customer, the minimum volumes of Products set forth on Exhibit B for that portion of the 2020 calendar year occurring after the Effective Date, which the Parties may modify from time to time in writing to the extent contemplated through Development Plans implemented under the Product Collaboration Agreement or otherwise (the “Agreed Minimum Quarterly Commitments”). Additionally, the Agreed Minimum Quarterly Commitments for the 2021 calendar year shall be provided by Customer on or prior to August 31, 2020 and deemed acceptable by Supplier so long as they are no less than 80% and no greater than 120% of the Agreed Minimum Quarterly Commitments for each cell technology level (i.e., “L3”) for 2020 as set forth in Exhibit B. Similarly, the Agreed Minimum Quarterly Commitments for the portions of the 2022 calendar year included in the Term shall be provided by Customer on or prior to August 31, 2021 and deemed acceptable by Supplier so long as they are no less than 80% and no greater than 120% of the Agreed Minimum Quarterly Commitments for each cell technology level (i.e., “L3”) for 2021 as added to Exhibit B pursuant to this Section 4(a)(i). This determination will be made on a cell technology basis (i.e., Maxeon 2, regardless of whether it is destined for the Residential and Indirect Market Segment or the Direct Market Segment). The final Agreed Minimum Quarterly Commitments for 2021 and 2022 will be finalized, along with the pricing for Products for 2021 and 2022, as contemplated in Section 5(d), and added to Exhibit B by no later than September 30 of the prior calendar year.

(ii) In accordance with Exhibit B, by the first Wednesday of each calendar month during the Term, the Parties will have established, by mutual written agreement, (A) the “L6” firm order for each applicable Product for each of the following three months (noting that on a rolling basis, months one and two will have already been established and are not subject to change, each monthly order a “Firm Order”), and (B) the “L4” monthly blanket purchase order for each of the three months following the months described in clause (A) (i.e., months four through six, noting that on a rolling basis, months four and five will have already been established) (each, a “Blanket PO”). Additionally, on a monthly basis, Customer will provide forecasts of its anticipated purchases of Products for each quarter of the Term beyond those already provided in the Firm Orders and Blanket POs to the extent commercially reasonable. Each forecast will be non-binding and used solely for general planning purposes. Examples of the initial Firm Order, Blanket PO, and monthly cadence are attached as part of Exhibit B.

(iii) Notwithstanding the foregoing, (A) Firm Orders may not represent more than 38% of the total volume (measured at “L3” in accordance with Exhibit B) to be delivered in the coming three-month period pursuant to Firm Orders (which includes the month in question plus the two prior months for which there are already Firm Orders), and (B) Customer acknowledges that Supplier may no longer be producing E-Series Products for all or part of 2021 and 2022 deliveries and (I) Supplier will not be required to include more than 150 MW of such Product within the final Agreed Quarterly Minimum Commitments for 2021 and (II) with respect to 2022, Supplier will not be required to include such Product within the final Agreed Quarterly Minimum Commitments and the Parties shall use commercially reasonable efforts to agree upon a replacement Product and its pricing by September 30, 2021.

(b) Measuring Against Agreed Minimum Quarterly Commitments. Within 30 calendar days after the end of each calendar quarter during the Term, the Parties will confer to determine whether or not (i) each Party met 100% of each Firm Order submitted during the preceding calendar quarter, and (ii) the Firm Orders submitted during the preceding calendar quarter represent at least: (A) 100% of the Agreed Minimum Quarterly Commitments for the first full quarter of the Term (and any months before then) and dropping by 10% for each full quarter thereafter during the remaining quarters of 2020 (provided, however, that notwithstanding anything to the contrary herein or in Exhibit B, (I) Firm Orders submitted for the third quarter of 2020 must be for no less than 18.6 MW of A-Series Products for the “Residential Market Segment” and for no less than 3.5 MW of A-Series Products for the “Indirect Commercial Market Segment,” “Direct Market Segment” or any combination thereof, and (II) Firm Orders submitted for the fourth quarter of 2020 must be for no less than 42.3 MW of A-Series Products for the “Residential Market Segment” and for no less than 9.7 MW of A-Series Products for the “Indirect Commercial Market Segment,” “Direct Market Segment” or any combination thereof); (B) 90% of the Agreed Minimum Quarterly Commitments for the first quarters of 2021 and 2022 (as such Agreed Minimum Quarterly Commitments are established in the third quarter of the prior calendar year); (C) 80% of the Agreed Minimum Quarterly Commitments for the second and third quarters of 2021 and, to the extent within the Term, 2022; and (D) 70% of the Agreed Minimum Quarterly Commitments for the fourth quarter of 2021 and, to the extent within the Term, 2022 (in the case of (i) and (ii) (including the proviso therein), the “Product Firm Commitment”). Except as set forth above, this determination will be made on a cell technology basis (i.e., Maxeon 2, regardless of whether it is destined for the Residential and Indirect Market Segment or the Direct Market Segment) by comparing Products actually ordered by Customer, and Products actually shipped or scheduled for shipment by Supplier, during such preceding calendar quarter against the Product Firm Commitment.

(c) Consequences of Failing to Meet Product Firm Commitments.

(i) If the Parties determine that Customer has failed to meet its Product Firm Commitment for any Product for the preceding calendar quarter of the Term (and such failure was not excused, for example, as the result of a Force Majeure Event, or because the Parties agreed to permit Customer to meet the Product Firm Commitment for one Product by purchasing a different Product or some other accommodation), then Supplier may, as its exclusive remedy, impose the following penalty, determined on a per Product basis, by: (A) calculating the difference between the amount, in number of watts, of a particular Product that Customer actually ordered during the preceding calendar quarter and the Product Firm Commitment; multiplied by (B) the applicable weighted average price per watt that corresponds to that Product for the preceding calendar quarter; multiplied by (C) 15.6% in the case of Products with an “RES” SKU (or 7.8% for any such Products in commercial production for less than one year (or portion thereof within the measurement period)) and 13.6% in the case of Products with a “COM” SKU (or 6.8% for any such Products in commercial production for less than one year (or portion thereof within the measurement period)). The Parties agree that because Supplier must allocate manufacturing capacity and procure raw materials based on the anticipated requirements of Customer, as represented by the Agreed Minimum Quarterly Commitments (as modified by the Product Firm Commitment), and Supplier’s exclusivity obligations under this Agreement preclude it from selling competing Products for use in the Territory, the penalties described in this Section 4(c)(i) reflect a reasonable estimate of the Damages to Supplier if Customer fails to meet its Product Firm Commitments. For the avoidance of doubt, no penalties may be assessed pursuant to this Section with respect to any quarter that has been completed prior to the Effective Date.

(ii) If the Parties determine that Supplier has failed to meet its Product Firm Commitment for any Product for the preceding calendar quarter of the Term (and such failure was not excused, for example, as the result of a Force Majeure Event, or because the Parties agreed to permit Supplier to meet the Product Firm Commitment for one Product by supplying a different Product or some other accommodation), then Customer may, as its exclusive remedy, impose the following penalty, determined on a per Product basis, by: (A) calculating the difference between the amount, in number of watts, of a particular Product that Supplier committed to supply and deliver during the preceding calendar quarter and the Product Firm Commitment; multiplied by (B) the applicable weighted average price per watt that corresponds to that Product for the preceding calendar quarter; multiplied by (C) 15.6% in the case of Products with an “RES” SKU (or 7.8% for any such Products in commercial production for less than one year (or portion thereof within the measurement period)) and 13.6% in the case of Products with a “COM” SKU (or 6.8% for any such Products in commercial production for less than one year (or portion thereof within the measurement period)). The Parties agree that because Customer commits to its own customers based on the anticipated manufacturing production of Supplier, as represented by the Agreed Minimum Quarterly Commitments (as modified by the Product Firm Commitment), and Customer’s exclusivity obligations under this Agreement preclude it from procuring competing Products for use in the Territory, the penalties described in this Section 4(c)(ii) reflect a reasonable estimate of the Damages to Customer if Supplier fails to meet its Product Firm Commitments. For the avoidance of doubt, no penalties may be assessed pursuant to this Section with respect to any quarter that has been completed prior to the Effective Date.

(iii) In addition to the penalties described in Sections 4(c)(i) and 4(c)(ii): (A) if Customer fails to meet its Product Firm Commitments two times during any four consecutive calendar quarters during the Term (and such failure was not excused, for example, as the result of a Force Majeure Event, or because the Parties agreed to permit Customer to meet the Product Firm Commitment for one Product by purchasing a different Product or some other accommodation), then Section 3(a) will no longer apply to Supplier; and (B) if Supplier fails to meet its Product Firm Commitments two times during any four consecutive calendar quarters during the Term (and such failure was not excused, for example, as the result of a Force Majeure Event, or because the Parties agreed to permit Supplier to meet the Product Firm Commitment for one Product by supplying a different Product or some other accommodation), then Section 3(b) will no longer apply to Customer.

(iv) Promptly after the Effective Date, each Party will designate a project team of its primary contact individuals for purposes of monitoring any accrued or anticipated penalties applicable to either Party pursuant to Section 4(c)(i) or 4(c)(ii), each of which must include representatives reasonably acceptable to the other Party and who are familiar with the Party’s operations under this Agreement. Throughout the Term, each Party will be entitled to change the members of its project team, and will notify the other Party of any such changes. The project teams will conduct regular telephone, video conference or in-person meetings as deemed necessary or appropriate (and, in any case, at least once per quarter) to exchange information regarding any accrued or anticipated penalties, potential strategies to mitigate such penalties, alternative means of compensation and any related disputes. Through the project teams, the Parties agree to work in good faith to mitigate the impact of any failure by either Party to meet its Product Firm Commitments, or to negotiate alternative means of compensating the other Party for such failures that best serve the interests of both Parties, in each case, before either Party submits an invoice to the other Party for any penalties imposed; provided, however, that neither Party will be under any obligation to agree to any alternative compensation and, if either Party waives or modifies any penalty or accepts any alternative compensation, such Party will not be deemed to have waived any rights to impose penalties in the future or to enforce any provision of this Agreement.

(v) If the Parties determine that penalties are payable pursuant to Section 4(c)(i) or 4(c)(ii), then the Party to which the penalties are payable will issue an invoice therefor to the other Party, which invoice will be due and payable in full within 45 calendar days after the date of issuance in accordance with Section 5(c).

(d) Mandatory Bin Orders.

(i) For all Products, Customer is obligated to place Firm Orders that cover all power bins shown in the monthly power yield roadmap provided by Supplier (in substantially the form of the example in Exhibit C) where the percentage of the mix of the planning family (“L5”) is greater than 2% of that planning family as shown in the roadmap for such month, and the percentage of each power bin contained in each monthly Firm Order should match the percentages shown in the roadmap for that month.

(ii) Notwithstanding the foregoing, Customer agrees to purchase all Non-Fungible Products produced by Supplier during the first two quarters of the Term, including by placing a Firm Order for Non-Fungible Product SKUs from power bins that represent less than 2% of that planning family at volumes indicated by Supplier; provided, however, if such volume exceeds 150% of the forecast in the roadmap for that calendar month, the Parties agree that Customer shall be allowed an additional 45 days from the standard delivery schedule to take delivery of such excess production and to negotiate in good faith with respect to the price for the volume exceeding 150%. Similarly, if Supplier produces Non-Fungible Products with power yields that are not represented in the applicable monthly yield roadmap (e.g., Non-Fungible Products with flash test results that indicate a power output below the lowest power bin identified in the applicable roadmap or a power output more than 5% higher than the highest power bin identified in the applicable roadmap (each, a “Fallout Product”), then the Parties agree to negotiate in good faith with respect to the price (or price calculation methodology) applicable to such Fallout Product and Customer shall be allowed an additional 45 days from the standard delivery schedule to take delivery of such Fallout Product. Supplier will ship all Non-Fungible Products and Fallout Product to the location designated by Supplier (complete pallets or shipping containers are not required).

(iii) In addition, Customer may request that Supplier produce a higher volume of Products at lower power levels, as long as Supplier can technically accommodate the request and Customer pays the prices associated with the higher power levels that could have been produced (e.g., if Customer requests more X-335s and less X-350s than shown as possible in the current roadmap, then Supplier would make more X-335s (if possible) and Customer would pay Supplier as if they were X-350s).

5. Ordering Process; Payment Terms; Price.

(a) Ordering Process. Unless the Parties otherwise agree in writing, and subject to Exhibit B, each calendar month during the Term, Customer will submit to Supplier a Firm Order for the subsequent calendar month by the first Wednesday of the then-current calendar month. Within nine calendar days after receiving a Firm Order, Supplier will confirm receipt, provide a preliminary response and specify the date on which the Products identified in the Firm Order will be delivered (the “Delivery Date”). Supplier shall provide a written response to each Firm Order by the third Friday of the then-current calendar month, which written response must include the Supplier’s commitment to supply the volumes in the Firm Order and a description of any inability to comply with the terms of this Supply Agreement. An example of the order process and response cadence is attached as part of Exhibit B. Supplier may not reject a Firm Order that is in compliance with the terms and conditions of this Agreement for any reason other than a Force Majeure Event. Notwithstanding the foregoing, Customer may cancel or change any order (including any Firm Order or Blanket PO) in full or in part as long as Customer agrees to reimburse Supplier for the actual costs of all raw materials and work-in-process that Supplier has incurred with respect to such order and that Supplier, using its commercially reasonable efforts, is unable to utilize for other purposes (including forecasted orders by Customer) without suffering Damages (which reimbursement will be in addition to, and not in lieu of, any penalties that might be payable in accordance with Section 4(c)(i)).

(b) Payment Terms. Once all of the Products specified in a Firm Order have actually been delivered to Customer, Supplier will submit an invoice to Customer. Unless the Parties otherwise agree in writing, payment of all undisputed amounts owed pursuant to any invoice will be due either (i) in full within 45 calendar days after the related Products have been delivered to Customer, or (ii) less a 1.15% discount within 15 calendar days after the related Products have been delivered to Customer. Supplier may elect the payment term in the foregoing clause (i) or (ii) that will apply for a particular calendar quarter during the Term by notifying Customer in writing of such election at least 30 calendar days before the beginning of such calendar quarter; provided, however, that Supplier’s election with respect to the initial calendar quarter may be made on the Effective Date. If Supplier fails to make a timely election, then Customer may make the election upon payment of each invoice.

(c) Payments Generally. Unless the Parties otherwise agree in writing, all payments will be made, without setoff, by wire transfer of immediately available funds to the account designated by the payee. All payments will be made in U.S. dollars. Payments that are past due by more than seven days will bear interest from the date due at the rate of 1.5% per month, subject to the maximum rate permitted by applicable Law.

(d) Price. The pricing for the Products is set forth in Exhibit C and, except as set forth in Exhibit C or as mutually agreed by the Parties, such pricing is fixed and not subject to adjustment. In coordination with the updates to Exhibit B made in accordance with Section 4(a)(i) for the 2021 and 2022 Agreed Minimum Quarterly Commitments, the pricing for the Products for the 2021 and 2022 calendar years will be agreed to between the Parties in accordance with the provisions set forth in Exhibit C and added to Exhibit C by no later than September 30 of the prior calendar year. Additionally, the prices for the Products will be subject to the discounts contemplated in the Collaboration Budget (as defined Product Collaboration Agreement) for Firm Orders placed during any period when the Product Collaboration Agreement is in effect, and such discounts will be applied to the invoices submitted pursuant to clause (b) above.

6. Delivery.

(a) Shipping Terms.

(i) Supplier will deliver the Products DAP (Incoterms® 2020) to Customer’s warehouse in Rialto, California, USA (or such other location as the Parties may otherwise agree in writing); provided, however, that Customer will be designated as the importer of record for U.S. customs purposes and, subject to Sections 6(a)(ii) and 6(a)(iii), Customer will be responsible for all import taxes, customs duties and related tariffs assessed with respect to the Products by any U.S. taxing authority. Title to, and risk of loss for, the Products will pass to Customer as soon as Supplier delivers them to Customer.

(ii) Notwithstanding the foregoing, Customer may invoice Supplier for Customer’s actual out-of-pocket costs incurred with respect to import taxes and customs duties assessed with respect to the Products (together with reasonable supporting documentation) and, within 45 days after receiving such invoice, Supplier will issue Customer a credit memo equal to the invoiced amount. Customer may apply any such credit memo to amounts payable by Customer (or any of its Affiliates) to Supplier (or any of its Affiliates) under this Agreement or otherwise.

(iii) Notwithstanding the foregoing, Customer will only be responsible with respect to tariffs (and the rates thereof) that (A) are in effect on the Effective Date and (B) are not characterized as so-called anti-dumping duties or countervailing duties, and if any Law is adopted or takes effect, any interpretation of any Law is announced or modified, or any rules, regulations or guidelines (whether or not having the force of Law) are adopted or take effect, which, in the case of any of the foregoing (or combination thereof), would impose, modify or deem applicable any additional tariff or similar fee (or the rate thereof) with respect to the Products (other than any so-called anti-dumping duties or countervailing duties), and the result is to increase the costs associated therewith, then any such increased costs will be the responsibility of Supplier. Customer may invoice Supplier for any such increased costs (together with reasonable supporting documentation) and, within 45 days after receiving such invoice, Supplier will issue Customer a credit memo equal to the invoiced amount. Customer may apply any such credit memo to amounts payable by Customer (or any of its Affiliates) to Supplier (or any of its Affiliates) under this Agreement or otherwise.

(b) Late Deliveries. Supplier may not deliver such Products more than seven calendar days before or after the specified Delivery Dates. Except in the case of a Force Majeure Event, if Supplier fails to deliver any Products within seven calendar days after the applicable Delivery Date, then in addition to its other rights under this Agreement, Customer may impose a penalty equal to 1.5% of the aggregate price of the Products that have not yet been delivered, and may continue to charge such penalty for each seven-day period that such Products remain undelivered (pro-rated for partial periods). In addition, if (A) Supplier notifies Customer that Supplier is unable or unwilling to deliver all of the Products specified in a Firm Order by a date that is ten weeks after the Delivery Date specified in a Firm Order or (B) Customer can reasonably demonstrate that delivery delays have caused, or are reasonably likely to cause, Customer to lose the commercial opportunity for which the Products were intended (for example, by the operation of binding provisions in the contract with the intended Customer counterparty), then Supplier must pay to Customer a penalty equal to 15% of the total purchase price of the undelivered Products in Firm Orders. The Parties agree that because the exclusivity obligations under this Agreement preclude Customer from procuring competing Products for use in the Territory, the penalties described in this Section 6(b) reflect a reasonable estimate of the Damages to Customer if Supplier fails to meet its delivery schedule.

7. Product Warranties.

(a) Product Warranty. Except as provided in Section 2(d) with respect to any MLPEs, Supplier’s warranty obligations with respect to each Product are described in the Limited Product and Power Warranty that corresponds to each Product and is attached as Exhibit D (the “Product Warranty”). The Product Warranty shall apply to Products supplied under this Agreement, and Supplier represents and warrants to Customer that the Products (i) will be new (when first delivered), (ii) will be free from defects in materials and workmanship, (iii) will be manufactured and delivered in compliance with all applicable Laws, (iv) will not be the subject of any so-called anti-dumping duties or countervailing duties if imported into the United States, and (v) will conform in all respects to the Product Specifications. Modifications or additions to the Product Warranty or Supplier’s warranty obligations will become binding only following the execution of a written amendment to this Agreement signed by both Parties. Unless the Parties otherwise agree, all claims filed in connection with any Product Warranty are subject to and governed by such Product Warranty.

(b) DISCLAIMER. EXCEPT FOR THE PRODUCT WARRANTY, TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, SUPPLIER HEREBY EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE PRODUCTS.

8. Term and Termination.

(a) Term. The term of this Agreement will commence on the Effective Date and, unless terminated earlier as provided below, will remain in effect until its two-year anniversary (the “Term”), unless the Parties agree in writing to extend the Term or the duration of any obligations described herein. By a date no less than 270 calendar days before the end of the Term, the Parties shall begin to negotiate in good faith an extension of the Term of this Agreement, including amendments to certain terms (such as pricing and volumes) or a new agreement to govern the relationship between them following the end of the Term with the intent to conclude such negotiations no later than 90 calendar days before the end of the Term; provided, however, that neither Party will be obligated to agree to any such extension or new agreement.

(b) Termination. This Agreement may be terminated before its scheduled expiration date, as follows:

(i) Either Party may terminate this Agreement, effective upon written notice to the other Party, if such other Party breaches any of its obligations in Section 3, 9 or 11(b).

(ii) Either Party may terminate this Agreement, effective upon written notice to the other Party, if: (A) such other Party fails to observe or perform any of its obligations in this Agreement (other than those obligations addressed in Section 8(b)(i)), and such failure has continued for 30 or more days after such Party receives written notice from the other Party specifying the nature of the alleged breach; (B) any representation or warranty made by such other Party in this Agreement is shown to be inaccurate in any material respect; (C) such other Party voluntarily commences any proceeding or files a petition seeking liquidation, reorganization or other relief under any bankruptcy, receivership or similar Law; (D) an involuntary proceeding is commenced or petition is filed against such other Party seeking liquidation, reorganization or other relief in respect of such Party under any bankruptcy, receivership or similar Law, and such proceeding or petition is not dismissed within 60 days after first initiated; or (E) such other Party has suffered a Force Majeure Event that affects its performance of any material obligation hereunder, and such event has not been alleviated to the reasonable satisfaction of the other Party within 90 days after notice thereof has been delivered in accordance with Section 11(c).

(c) Effects of Termination. Upon the expiration or termination of this Agreement, without further notice, Firm Orders placed by Customer for the purchase of Products that are scheduled to be shipped after the effective date of expiration or termination will be continue until completed.

(d) Survival. The terms of Sections 2(d) (with respect to the warranty for MLPEs), 3(d), 3(e), 4, 5, 6, 7, 9, 10, 11 and this Section 8(d) (each to the extent applicable after the Term), will survive the expiration or termination of this Agreement for any reason. Termination or expiration of this Agreement will not affect any rights or obligations that may have accrued to either Party prior to the effective date thereof.

9. Confidentiality.

(a) Confidentiality. The Party that receives any Confidential Information (the “Receiving Party”) of the other Party (the “Disclosing Party”) shall keep all such Confidential Information in Receiving Party’s possession or reasonable control confidential and shall not disclose any such Confidential Information to any third party without the prior written consent of the Disclosing Party, other than the Receiving Party’s representatives who have a business need-to-know such Confidential Information in connection with performing the Receiving Party’s obligations under this Agreement. The Receiving Party shall exercise at least the same degree of care to safeguard the confidentiality of the Disclosing Party’s Confidential Information as it does to safeguard its own proprietary or confidential information, but not less than a reasonable degree of care. The Receiving Party shall ensure, by instruction, contract, or otherwise with its representatives that such representatives comply with the provisions of this Section 9(a). The Receiving Party shall promptly notify the Disclosing Party in the event that the Receiving Party learns of any unauthorized use or disclosure of such Confidential Information by it or its representatives, and shall promptly take all actions necessary to correct and prevent such use or disclosure.

(b) Exclusions. The confidentiality obligations in Section 9(a) shall not apply to any Confidential Information which: (i) is or becomes generally available to and known by the public (other than as a result of a non-permitted disclosure or other wrongful act directly or indirectly by the Receiving Party); (ii) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that the Receiving Party has no knowledge that such source was at the time of disclosure to the Receiving Party bound by a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party which was breached by the disclosure; (iii) has been or is hereafter independently acquired or developed by the Receiving Party without reference to such confidential Information and without otherwise violating any confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party; or (iv) was in the possession of the Receiving Party at the time of disclosure by the Disclosing Party without restriction as to confidentiality.

(c) Authorized Disclosure. Notwithstanding the foregoing, neither Receiving Party (nor their representatives, as applicable) will be precluded from disclosing Confidential Information of the Disclosing Party to the extent the Receiving Party is required to do so in response to a valid order by a Governmental Authority, or to the extent it reasonably believes, on the basis of advice from outside counsel, that it is required to disclose such Confidential Information by Law, or to the extent necessary to establish its rights under this Agreement; provided, however, that, in the event a Receiving Party believes it is so required to disclose another the Disclosing Party’s Confidential Information, it will promptly provide written notice of such requirement so that the Disclosing Party may seek an appropriate order or other action as it deems appropriate to prevent or limit such disclosure, and the Receiving Party required to make the disclosure will use its reasonable efforts to preserve the confidentiality of the Disclosing Party’s Confidential Information, including by cooperating with the Disclosing Party to obtain an appropriate order or other reliable assurance of confidential treatment. In any event, the Receiving Party required to make the disclosure may disclose only that portion of the Disclosing Party’s Confidential Information that is legally required to be disclosed. Notwithstanding the foregoing, if any Party (or an Affiliate of such Party) is required to include a copy of this Agreement as an exhibit to any current or periodic report filed with the U.S. Securities and Exchange Commission, such Party (or its Affiliate) may make such filing without the prior written consent of any other Party as long as it seeks (or causes its Affiliate to seek) confidential treatment of any portions of this Agreement that, in the opinion of such filing Party, contain confidential or competitively sensitive information, regardless of whether such treatment is obtained.

10. Disputes and Indemnification.

(a) Dispute Resolution.

(i) The Parties will seek to settle any dispute, controversy or claim (“Dispute”) relating to this Agreement through good faith negotiations. If the Parties fail to resolve any such Dispute through good faith negotiations within 30 calendar days after one Party notifies the other Party thereof, such Dispute will be settled through arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (AAA). The arbitration award shall be final and binding on the Parties. The place of arbitration shall be San Francisco, California, USA or such other location as the Parties may mutually agree upon. The arbitration proceedings shall be conducted in English by a panel of three arbitrators who are fluent in the English language. Each Party will have the authority to nominate one arbitrator in accordance with the AAA rules. Following confirmation of the two Party-nominated arbitrators, the arbitrators shall select a third neutral arbitrator to serve as the presiding arbitrator.

(ii) Notwithstanding the foregoing, if either Party believes the other Party has breached its obligations in Section 3 or 9, then, in addition to any and all other rights and remedies available to such Party, it will be entitled to obtain from the arbitrators and from any court of competent jurisdiction interim or provisional injunctive or other equitable relief. A Party’s application to a court for interim or provisional injunctive or other equitable relief will not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(b) Mutual Indemnification.

(i) Supplier shall indemnify, defend and hold harmless Customer, its Affiliates and its and their respective directors, officers, employees, agents and other representatives from and against any and all damages, liabilities, claims, costs, charges, judgments and expenses (including reasonable attorney’s fees) (collectively “Damages”) that may be sustained, suffered or incurred by Customer (or its Affiliates), arising from or by reason of (A) the breach by Supplier of any representation, warranty, covenant or agreement made by Supplier in this Agreement, (B) any Product that does not conform to the Product Warranty, including Damages for actual or alleged injury to property or person (including death), or the workmanship warranty provided for attachment of the MLPEs to the extent set forth in Section 2(d), (C) Supplier’s gross negligence or willful misconduct, or (D) Supplier’s violation of applicable Law or the requirements of any Governmental Authority.

(ii) Customer shall indemnify, defend and hold harmless Supplier, its Affiliates and its and their respective directors, officers, employees, agents and other representatives from and against any and all Damages, that may be sustained, suffered or incurred by Supplier arising from or by reason of (A) the breach by Customer of any representation, warranty, covenant or agreement made by Customer in this Agreement, (B) the MLPEs (except to the extent covered by Supplier’s indemnification as set forth in Section 10(b)(i)), (C) Customer’s gross negligence or willful misconduct, or (D) Customer’s violation of applicable Law or the requirements of any Governmental Authority.

(iii) EXCEPT WITH RESPECT TO ANY BREACH OF THE PRODUCT WARRANTY, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER PARTY TO THIS AGREEMENT WILL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, OR INCIDENTAL DAMAGES ARISING FROM, OR ATTRIBUTABLE TO, THIS AGREEMENT OR THAT PARTY’S PERFORMANCE HEREUNDER, WHETHER ARISING IN CONTRACT, TORT, BY OPERATION OF LAW, OR OTHERWISE, EVEN IF THAT PARTY HAS BEEN PLACED ON NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.

(c) Insurance. Supplier will maintain insurance throughout the Term with financially sound and reputable carriers in such amounts and against such risks (including general liability) and such other hazards as is customarily maintained by companies engaged in the same or similar businesses. Supplier will cause Customer and its Affiliates to be named as additional insureds, as their interests appear, on all of Supplier’s general liability policies. Upon request, Supplier will furnish Customer with a certificate of insurance evidencing such insurance coverage, and such other information in reasonable detail as to the insurance so maintained. All insurance required of Supplier will be primary and non-contributory over any insurance or self-insurance program maintained by Customer. Supplier waives, and any required insurance policy must contain a waiver of, subrogation rights against Customer and its Affiliates. Supplier will not be deemed to be relieved of any liability or responsibility hereunder because of the fact that it maintains (or does not maintain) insurance.

11. Miscellaneous.

(a) Governing Law. This Agreement, and any Disputes arising out of or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of California, excluding its rules governing conflicts of Laws. The U.N. Convention on Contracts for the International Sale of Goods will not apply to this Agreement.

(b) Compliance with Laws and Compliance Audits.

(i) Each Party agrees at all times to strictly comply with all applicable Laws, now or hereafter in effect, relating to its performance under this Agreement. Each Party further agrees to make, obtain, and maintain in force at all times during the Term, all filings, registrations, reports, licenses, permits, and authorizations required under applicable Law.

(ii) Each Party hereby acknowledges and agrees that the Products, as well as the Confidential Information, are subject to export controls under the Laws of the United States, including the Export Administration Regulations, 15 C.F.R. Parts 730-774. In the exercise of its rights, and the performance of its obligations under this Agreement, each Party agrees to strictly comply with all such export control Laws, and will not export, re-export, transfer, divert, or disclose any Products or Confidential Information, or any direct product thereof, to any destination, end-use, or end-user restricted or prohibited under export controls Laws. In addition to the foregoing, each Party acknowledges that it is bound by and will comply with SPWR’s export compliance policies and procedures as communicated to Supplier from time to time and has may be supplemented, amended, or updated from time to time.

(iii) Each Party agrees to strictly comply with all applicable foreign or domestic anti-corruption and anti-bribery Laws, as in effect from time to time, including, but not limited to, the United States Foreign Corrupt Practices Act 1977, the UK Bribery Act 2010, and any Laws intended to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (collectively, “Anti-Corruption Laws”). Without limiting the generality of the foregoing, each Party agrees not to make, authorize, offer, or promise to make or give any money or any other thing of value, directly or indirectly, to any current or former government official or employee (including employees of a state-owned or controlled enterprise of public international organization), candidate for political office, or an official of a political party, or any employee, director or consultant of a non-government client or potential client, for the purpose of securing any improper or unfair advantage or obtaining or retaining business in connection with the activities contemplated hereunder. Each Party agrees to immediately notify the other of any request that it receives to take any action that might constitute, or be construed as, a violation of the Anti-Corruption Laws.

(iv) Each Party further agrees to keep and maintain accurate books and records, in sufficient detail, to demonstrate compliance with this Agreement, including all Anti-Corruption Laws. Each Party will keep such records for a period of time as determined by its normal document retention policies, but in any event not less than three years after the date of the transaction to which those records relate, or longer if required by Law. Upon at least 30 days’ notice and no more frequently than once per year, each Party will (A) furnish the other Party with copies of reasonably requested books and records and (B) permit the other Party (and its representatives) to examine and audit all of such Party’s books and records relating to its activities under this Agreement, in each case, only to the extent necessary for the other Party to verify such Party’s compliance with this Agreement and subject to restrictions implemented in good faith to (I) ensure compliance with applicable Law, (II) preserve any applicable privilege (including the attorney-client privilege), or (III) comply with any applicable contractual confidentiality obligations; provided, however, that if a Party is in breach of any of its representations, warranties, agreements, or covenants in this Agreement (or the first Party has a reasonable basis to assert any such breach), then any such examination and audit will be permitted upon at least 24 hours’ notice and, if a breach is confirmed, the costs and expenses of the examination and audit will be the responsibility of the breaching Party.

(c) Force Majeure. Notwithstanding anything to the contrary in this Agreement, neither Party will be liable for any Damage or delay suffered by the other Party due to any inability to perform any obligation hereunder, and neither Party will be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term or provision of this Agreement, when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including, without limitation, as a result of Acts of God, fire, flood, storm, earthquake, explosion, epidemic, delays in transportation, shortages of trucks or vessels, shortages of fuel, shortages of raw materials, environmental catastrophe, embargo, war, acts of war (whether war be declared or not), acts of terrorism, insurrection, riot, civil commotion, or acts, omissions or delays in acting by any governmental authority (including legislative, administrative, judicial, police or any other official governmental acts) (each, a “Force Majeure Event”). For the avoidance of doubt, delays in Supplier’s receipt of MLPEs, to the extent such delays impact the ability of Supplier to timely perform MLPE attachment services, timely supply the required volumes of any Product, or timely deliver any Product, will be deemed to constitute a Force Majeure Event that affects the Supplier. In the case of any delay or failure that a Party anticipates will cause an excusable delay hereunder, such Party will inform the other Party in writing of the anticipated effect of such delay within five days of becoming aware of it, which notice must include a reasonably detailed description of the steps that the notifying Party is taking to alleviate the problem.

(d) General Provisions.

(i) Neither Party has the right or power to assign any of its rights, or delegate the performance of any of its duties, under this Agreement without the prior written authorization of the other Party, which authorization will not be unreasonably withheld, conditioned or delayed.

(ii) The failure of either Party to assert any of its rights under this Agreement shall not be deemed to constitute a waiver of that Party’s right thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(iii) The subject headings of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

(iv) In the event that any provision hereof is found invalid or unenforceable pursuant to a final judicial decree or decision (or arbitration award), the remainder of this Agreement will remain valid and enforceable according to its terms. In the event of such partial invalidity, the Parties shall seek in good faith to agree on replacing any such legally invalid provision with a provision that, in effect, will most nearly and fairly approach the effect of the invalid provision.

(v) This Agreement is written in English. The Parties may translate this Agreement into any other language and execute counterparts thereof as so translated but, in any and all events, the English language version of this Agreement, as executed by the Parties, will be the controlling version of this Agreement and will prevail for all purposes.

(vi) This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which counterparts, taken together, will constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by fax or other electronic means will have the same force and effect as a manual signature delivered in person.

(vii) Except for Firm Orders, Blanket POs, forecasts, invoices, and other commercial communications, which may be sent by e-mail, fax or such other means as the Parties may agree, all notices and other communications required or permitted under this Agreement must be in writing and delivered in person or dispatched by a nationally recognized overnight courier service to the applicable Party at the address specified for such Party in the Separation Agreement. Notices will be deemed duly given upon receipt by the receiving Party or upon such Party’s refusal to accept delivery.

(viii) This Agreement, together with the Exhibits hereto and the documents delivered hereunder, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements between the Parties, whether written or oral, relating to the same subject matter. No modification, amendments or supplements to this Agreement shall be effective for any purpose unless in writing and signed by each Party. Approvals or consents hereunder of a Party shall also be in writing.

(ix) For purposes of this Agreement, the Parties will be and remain independent contractors (and, in certain respects, active competitors), and this Agreement will not be construed as establishing a general agency, employment, partnership, joint venture, coalition, alliance or any other similar relationship between the Parties with regards to the relationship created by this Agreement. In accordance with this Agreement, neither Party will have the authority to make any statements, representations or commitments of any kind (whether express or implied) regarding the subject matter of this Agreement, or to take any action, which would be binding on any other Party or create any liability or obligation on behalf of any other Party regarding the subject matter of this Agreement, without the prior written authorization of such other Party to do so. Neither Party will have the right to direct or control the employees of any other Party. Neither Party will be liable for the debts, obligations or other liabilities of any other Party or of any of its agents, employees or contractors, including any costs for salaries, benefits or taxes.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives to be effective as of the Effective Date.

SPWR or Customer

SUNPOWER CORPORATION

By:	/s/ Thomas H. Werner
Name:	Thomas H. Werner
Title:	Chief Executive Officer

SpinCo or Supplier

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Jeffrey W. Waters
Name:	Jeffrey W. Waters
Title:	Chief Executive Officer

[Signature Page – Supply Agreement]